Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

SMART LOGISTICS GLOBAL LIMITED

Unaudited Condensed Combined and Consolidated Financial Statements

Smart Logistics Global Limited

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2024 and June 30, 2025

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current Assets
Cash	10,522,943	3,277,379	457,504
Accounts receivable, net	15,742,983	16,367,372	2,284,797
Contract assets	63,584,323	48,728,479	6,802,233
Inventories	334,937	332,633	46,434
Prepayments and other current assets	7,065,310	29,588,683	4,130,421
Total current assets	97,250,496	98,294,546	13,721,389

Non-Current Assets
Property, equipment and software, net	39,795,125	39,190,918	5,470,841
Land use right, net	8,271,298	8,175,676	1,141,280
Other non-current assets	29,535,390	30,330,169	4,233,928
Operating lease right-of-use assets, net	392,243	96,523	13,474
Total non-current assets	77,994,056	77,793,286	10,859,523

Total assets	175,244,552	176,087,832	24,580,912

LIABILITIES AND SHAREHOLDER’ S EQUITY
Current Liabilities
Accounts payable	9,607,647	1,541,081	215,127
Accrued expenses and other current liabilities	9,933,441	11,205,693	1,564,253
Advances from customers	236,821	557,741	77,858
Short-term bank loans	31,000,000	31,000,000	4,327,433
Due to controlling shareholder	1,290,837	4,983,711	695,699
Dividend payable	59,800	58,073	8,107
Income tax payables	2,667,477	1,365,801	190,658
Operating lease liabilities, current	367,798	90,412	12,621
Total current liabilities	55,163,821	50,802,512	7,091,756

Non-Current Liabilities
Deferred tax liability, net	3,174,130	2,791,999	389,748
Other non-current liability	5,840,000	5,840,000	815,233
Total non-current liabilities	9,014,130	8,631,999	1,204,981
Total liabilities	64, 177,951	59,434,511	8,296,737

Commitments and contingencies (Note 16)

SHAREHOLDER’S EQUITY
Ordinary shares, 156,000,000,000 shares authorized with par value HK$0.0001 each, 40,000,000 share issued and outstanding as of June 30, 2024 and 2025	3,633	3,633	507
Subscription receivable	(3,633)	(3,633)	(507)
Additional paid-in capital	4,564,967	4,564,967	637,245
Accumulated other comprehensive income	(12,141,002)	(12,383,778)	(1,728,709)
Statutory reserves	23,853,066	24,860,883	3,470,445
Retained earnings	94,789,570	99,611,249	13,905,194
Total shareholder’s equity	111,066,601	116,653,321	16,284,175
Total liabilities and shareholder’s equity	175,244,552	176,087,832	24,580,912

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

Smart Logistics Global Limited
Unaudited Condensed Combined and Consolidated Statements of Income and Comprehensive Income
For the Six Months Ended June 30, 2024 and 2025

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$

REVENUE	298,661,805	332,805,659	46,457,879

COSTS AND EXPENSES
Costs of revenue	289,262,630	315,081,124	43,983,629
Selling and marketing expenses	2,560,329	2,281,321	318,460
General and administrative expenses	6,180,899	6,687,373	933,520
Total costs and expenses	298,003,858	324,049,818	45,235,609

INCOME FROM OPERATIONS	657,947	8,755,841	1,222,270

OTHER INCOMES
Foreign exchange gain	—	6,247	872
Other incomes (expenses), net	8,557	(29,778)	(4,157)
Interest incomes (expenses), net	1,928,062	(581,615)	(81,190)
Total other incomes (expenses), net	1,936,619	(605,146)	(84,475)

INCOME BEFORE INCOME TAXES	2,594,566	8,150,695	1,137,795

Income tax expense	(1,318,621)	(2,321,199)	(324,027)

NET INCOME	1,275,945	5,829,496	813,768

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(2,501,035)	(242,776)	(33,890)

COMPREHENSIVE (LOSS) INCOME	(1,225,090)	5,586,720	779,878

Earnings per share:
Basic and diluted	0.03	0.15	0.02

Weighted average number of ordinary shares outstanding:
Ordinary shares – Basic and diluted*	40,000,000	40,000,000	40,000,000

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

Smart Logistics Global Limited
Unaudited Condensed Combined and Consolidated Statements of Changes in Shareholder’s Equity
For the Six Months Ended June 30, 2024 and 2025

	For the six months ended June 30, 2024
	Ordinary shares			Additional			Accumulated other
	Number issued	Amount	Subscription receivable	paid-in capital	Retained earnings	Statutory reserves	comprehensive income	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	40,000,000	3,633	(3,633)	4,564,967	137,963,073	17,040,428	(6,835,607)	152,732,861
Net income	—	—	—	—	1,275,945	—	—	1,275,945
Statutory reserves	—	—	—	—	(401,375)	401,375	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(2,501,035)	(2,501,035)
Balance as of June 30, 2024	40,000,000	3,633	(3,633)	4,564,967	138,837,643	17,441,803	(9,336,642)	151,507,771

	For the six months ended June 30, 2025
	Ordinary shares			Additional			Accumulated other
	Number issued	Amount	Subscription receivable	paid-in capital	Retained earnings	Statutory reserves	comprehensive income	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	40,000,000	3,633	(3,633)	4,564,967	94,789,570	23,853,066	(12,141,002)	111,066,601
Net income	—	—	—	—	5,829,496	—	—	5,829,496
Statutory reserves	—	—	—	—	(1,007,817)	1,007,817	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(242,776)	(242,776)
Balance as of June 30, 2025	40,000,000	3,633	(3,633)	4,564,967	99,611,249	24,860,883	(12,383,778)	116,653,321
		US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2025	40,000,000	507	(507)	637,245	13,905,194	3,470,445	(1,728,709)	16,284,175

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

Smart Logistics Global Limited
Unaudited Condensed Combined and Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2024 and 2025

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Cash flows from/(for) operating activities:
Net income	1,275,945	5,829,496	813,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software	879,121	822,290	114,787
Loss on disposal	—	235	33
Amortization of land use right	95,622	95,622	13,348
Amortization of right-of-use assets	332,165	290,373	40,535
Deferred income tax	(122,778)	(382,131)	(53,343)
Foreign exchange gain	33,206	—	—
Change in operating assets and liabilities:
Inventories	64,416	2,304	322
Accounts receivable	(2,763,941)	(624,389)	(87,161)
Prepaid expenses and other current assets	789,611	(22,523,373)	(3,144,142)
Interest receivable	2,472,447	—	—
Other non-current assets	(30,000)	574,479	80,194
Contract assets	15,466,650	14,855,844	2,073,796
Advances from customers	5,508	320,921	44,799
Accounts payable	(9,964,727)	(8,066,566)	(1,126,049)
Accrued expenses and other current liabilities	(394,605)	1,272,251	177,596
Lease liabilities	(312,163)	(277,386)	(38,722)
Other non-current liabilities	30,000	—	—
Income tax payable	678,878	(1,301,676)	(181,707)
Net cash provided by (used in) operating activities	8,535,355	(9,111,706)	(1,271,946)

Cash flows for investing activities:
Purchase of property, equipment and software	(129,874)	(235,282)	(32,844)
Repayment from loans provided to third-party suppliers	7,650,995	—	—
Loans provided to third-party suppliers	(25,000,000)	—	—
Net cash used in investing activities	(17,478,879)	(235,282)	(32,844)
Cash flows from financing activities:
Loan received from the bank	21,000,000	21,000,000	2,931,487
Repayment of bank loan	(13,000,000)	(21,000,000)	(2,931,487)
Amount received from due to the controlling shareholder	4,554,492	3,733,955	521,240
Amount repaid to the controlling shareholder	(1,258,351)	—	—
Repayment of long-term loan to a third-party customer	(1,596,691)	—	—
Payment of deferred issuance cost	—	(1,369,258)	(191,141)
Net cash provided by financing activities	9,699,450	2,364,697	330,099
Effect of exchange rate changes	(114,353)	(263,273)	(36,751)
Net increase (decrease) in cash	641,573	(7,245,564)	(1,011,442)
Cash, beginning of period	13,700,510	10,522,943	1,468,946
Cash, end of period	14,342,083	3,277,379	457,504

Supplemental non-cash information:
Settlement of the balance due from and due to the controlling shareholder	123,270,408	—	—
Supplemental disclosures of cash flow information:
Income tax paid	762,522	4,005,006	559,077
Interest paid	521,336	585,225	81,694

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

1. Organization and Description of Business

Smart Logistics Global Limited (“SLG Cayman” or the “Company”) is a company incorporated in the Cayman Islands with limited liability on October 8, 2020. SLG Cayman is 100% owned by ASL Ventures Limited, a company incorporated in the British Virgin Islands (“BVI”) which is owned by the sole shareholder, Mr. Hue, Kwok Chiu.

Amelia Global Limited (“Amelia”), a wholly-owned subsidiary of SLG Cayman, is a company incorporated in the British Virgin Islands with limited liability on January 8, 2021. Amelia has no substantial operations other than holding all of the outstanding share capital of Jiabin Logistics Network Limited (“Jiabin HK”), which is a company incorporated in Hong Kong with limited liability on May 10, 2017.

Jiabin HK is an investment holding company with no operations and established its wholly-owned subsidiary, Jiangxi Jiabin Logistics Network Co., Limited (“Jiangxi JB”), a company incorporated in the People’s Republic of China (“PRC”). Jiangxi JB established two wholly-owned subsidiaries in PRC, Fuzhou Jiabin Modern Logistics Park Limited (“Fuzhou JB”) and Fuzhou Feiyi Automobile Service Co., Limited (“Fuzhou Feiyi”), on July 26, 2017 and October 22, 2020, respectively.

SLG Cayman together with its subsidiaries (collectively, the “Group”) is primarily engaged in providing industrial raw materials line-haul transportation services to a wide range of customers in PRC.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed combined and consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and applicable rules and regulations of the Securities and Exchange Commission. Operating results for the six months ended June 30, 2024 and 2025 are not necessary indicative of the results that may be expected for the full year. These unaudited condensed combined and consolidated financial statements should be read in conjunction with the Group’s audited combined and consolidated financial statements and the notes thereto as of and for the year ended December 31, 2024.

The accompanying unaudited condensed combined and consolidated financial statements reflect the activities of SLG Cayman and the following entities:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities

Amelia Global Limited (“Amelia”)	January 8, 2021	BVI	100%	Investment holding
Jiabin Logistics Network Limited (“Jiabin HK”)	May 10, 2017	Hong Kong	100%	Investment holding
Jiangxi Jiabin Logistics Network Co., Limited (“Jiangxi JB”)	July 25, 2017	PRC	100%	Investment holding
Fuzhou Jiabin Modern Logistics Park Co., Limited (“Fuzhou JB”)	July 26, 2017	PRC	100%	Industrial raw materials line-haul transportation services
Fuzhou Feiyi Automobile Service Co., Limited (“Fuzhou Feiyi”)	October 22, 2020	PRC	100%	Vehicle repair and maintenance services

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to optout is irrevocable. The Group has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates and assumptions

The preparation of unaudited condensed combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. The accounting estimates required to be made by management include, but not limited to, allowance for expected credit losses of receivables, determination of the useful lives of long-lived assets, impairment of long-lived assets, operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the unaudited condensed combined and consolidated financial statements.

Cash

Cash comprises of cash at banks. The Group considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents.

Inventories

Inventories primarily comprise tires and spare parts. Inventories are measured at the lower of cost or net realizable value under the first-in, first-out method.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounts receivable and allowance for expected credit losses of receivables

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326), which replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The Group’s adoption of ASU 2016-13 on January 1, 2023 did not have a material impact on the unaudited condensed combined and consolidated financial statements and disclosures.

Accounts receivables are stated and carried at original invoiced amount less an allowance for credit losses. Accounts are considered overdue after 90 days. In establishing the required allowance for credit losses, management considers historical collection experience, aging of the receivables, and the credit history and financial conditions of the customers. Management also considers external factors, including current and forecasts of economic conditions, and industry trends. Management reviews its receivables on a regular basis to determine if the credit loss allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for credit losses of receivables after all means of collection have been exhausted and that the likelihood of collection is not probable.

Deferred offering costs

Deferred direct offering costs were capitalized and consisted of fees and professional expenses incurred and directly attributable to the sale of the Company’s common stock in the Initial Public Offering (“IPO”), including the legal, printing and other offering related costs. The deferred offering costs will be charged to shareholder’s equity upon the completion of the proposed IPO. If the proposed IPO proves to be unsuccessful, these deferred offering costs, as well as additional expenses incurred, will be charged to operations.

Prepayments

Prepayments are advanced to suppliers for future services or purchases to be rendered or completed. For any advances to suppliers that management determines will not be converted into purchases or be refunded, the Group will recognize an allowance for such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2024 and June 30, 2025, no allowance for the credit losses were deemed necessary for prepayments.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Other current assets

Other current assets primarily include estimated value-added-tax deductible in the future, and other receivables which consisted of rental deposits and security deposits. Management reviews the pools of other receivables and changes in payment trends and records allowances when management believes the collection of amounts due is at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and June 30, 2025, no allowance for the credit losses were deemed necessary for other receivables.

Leases

The Group is a lessee of non-cancellable operating leases. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. The Group accounts operating lease under FASB Accounting Standards Codification (“ASC”) 842, Leases, and recognizes operating lease right-of-use (“ROU”) assets, and operating lease liabilities on the balance sheets for its operating leases accordingly.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Group elected to apply the short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future cash flows of the related operations. As of December 31, 2024 and June 30, 2025, the Group did not recognize any impairment loss against its ROU assets.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation or accumulated amortization, and impairment losses, if applicable. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. The estimated useful lives of property, equipment and software are as follows:

Building	20 years
Leasehold improvements	Shorter of remaining lease term or useful life
Computer equipment	3 years
Office equipment	5 years
Transportation equipment	5 years
Licensed software	3 to 10 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed combined and consolidated statements of income and comprehensive income under other income or expenses.

Construction-in-progress is stated at cost, which relates to construction cost of our office building. No depreciation expense is recorded on construction-in-progress until such time as the relevant assets are completed and put into use.

Land use right, net

Land use right, net, represents amounts paid for the right to use land in the PRC and is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the agreement, which is 50 years.

Land in the PRC is owned by the PRC government. The government in the PRC, according to PRC Law, may sell the right to use the land for a specific period of time. Thus, all of the Group’s land purchases in the PRC are considered to be leasehold land and are classified as land use rights.

Impairment of long-lived assets

The Group reviews long-lived assets, including property, equipment and software, ROU assets and land use right, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2024 and June 30, 2025, no impairment of long-lived assets were recognized.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”) for revenue recognition. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group generates revenues mainly from providing transportation services. The following table identifies the disaggregation of the Group’s revenue for the six months ended June 30, 2024 and June 30, 2025, respectively:

	For the Six Months Ended June 30,
Revenue Categories	2024	2025	2025
	RMB	RMB	US$
Transportation services
Paper	165,080,865	152,961,843	21,352,650
Steel	20,023,390	28,157,677	3,930,660
Coal	52,067,267	58,100,750	8,110,552
Food and others	61,490,283	93,585,389	13,064,017
Total	298,661,805	332,805,659	46,457,879

The following table presents revenue classified by timing of revenue recognition for the six months ended June 30, 2024 and June 30, 2025, respectively.

	For the Six Months Ended June 30,
Revenue Categories	2024	2025	2025
	RMB	RMB	US$
Point in time	4,484	2,218	310
Over time	298,657,321	332,803,441	46,457,569
Total	298,661,805	332,805,659	46,457,879

Transportation services

The Group derives its transportation service revenue by providing transportation services based on customers’ orders. The performance obligation specified in customer orders is to transport customer’s goods on a shipment-by-shipment basis. The transaction price is predetermined mainly according to the distance of the transportation as well as the volume of the goods. The transportation revenue is recognized over time, which generally represents the transit period from origin to a destination by a trucker. The transit period can vary based on origin and destination, but usually can be fulfilled within one day to three days. Contracts still in transit at period end are not material. Generally, the credit term is within three months. There is no other obligation in our contracts, such as return, refund or warranties.

Fuzhou Feiyi also provides vehicle repair and maintenance services and sales of tires or spare parts to its customers and recognizes revenue at point in time as the Group completes the services or control transferred to the customers. These revenues were less than 1% and insignificant and were not separately presented in the unaudited condensed combined and consolidated statements of income.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Principal and Agent Considerations

In the Group’s transportation business, the Group utilizes independent contractors and third-party carriers in the performances of transportation services as and when needed. GAAP requires us to evaluate, using a control model, whether the Group itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Group’s evaluation using a control model, the Group determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated purchased transportation costs are both reported on a gross basis within the unaudited condensed combined and consolidated statements of income and comprehensive income.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If a company performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is unbilled. Contract assets are subject to impairment assessment.

The Group generally bills their customers in the following months. The Group’s contract assets contain earned but unbilled revenue associated with contract work that has been completed but not paid by customers, that are generally due once the transportation services are confirmed by both parties and VAT invoice is issued. As of December 31, 2024 and June 30, 2025 the balance of contract assets was RMB63,584,323 and RMB48,728,479, respectively.

	As of,
Contract Assets	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Balance at beginning of the year/period	67,565,629	63,584,323	8,876,029
Reversal during the year/period	(67,565,629)	(63,584,323)	(8,876,029)
Recognized to revenue during the year/period	63,584,323	48,728,479	6,802,233
Impairment during the year/period	-	-	-
Ending balance	63,584,323	48,728,479	6,802,233

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognized as revenue when the Group performs the services under the contract. As of December 31, 2024 and June 30, 2025, contract liabilities amounted to RMB236,821 and RMB557,741, respectively, which were presented as “Advances from customers”. All contract liabilities were recognized as revenue in the following year.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Interest income and other income

Other income, net primarily consists of government subsidies.

The Company’s PRC-based subsidiaries received government subsidies from certain local governments. The receipt of such subsidy income for the six months ended June 30, 2024 and 2025 is not contingent upon any further actions or performance of the Company’s PRC subsidiaries and the amounts do not have to be refunded under any circumstances. Subsidies are recognized as other income which is included in the unaudited condensed combined and consolidated statements of income upon receipt as further performance by the Company’s PRC subsidiaries is not required.

Interest income, net, consisted of accrued interest income from loans provided to two suppliers (See Note 5) and interest earned on bank deposits, offset by interest expense for short-term bank loans (see Note 11).

Value-added tax (“VAT”)

The Company’s subsidiaries in PRC are subject to VAT and related surcharges on revenue generated from providing services. Revenue from providing services including transportation service is generally subject to VAT at applicable tax rates and subsequently paid to PRC tax authorities after netting input VAT on purchase. The excess of output VAT over input VAT is reflected as VAT tax payable which was included in other current liabilities.

The PRC VAT rate is 9% for taxpayers providing transportation services for the six months ended June 30, 2024 and 2025.

Cost of revenues

The Group’s cost of revenue is primarily comprised of the transportation service costs paid to truckers through third-party management and administrative companies, fuel costs, depreciation of self-owned trucks, and other miscellaneous costs include taxes and charges, insurance fees and maintenance fees.

Selling and marketing expenses

Selling and marketing expenses consist primarily of employee related expenses for business development, rental and travel expenses.

General and administrative

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including depreciation and amortization expenses, rental and other general corporate related expenses.

Research and development costs

The Group generally expenses research and development costs as incurred and are included as part of general and administrative expenses. Research and development expenses for the six months ended June 30, 2024 and 2025 were not significant.

The Group defers certain costs related to the software development activities associated with certain software which the Group has determined have future economic benefit. Management periodically reviews and revises, when necessary, its estimate of future benefit of these costs and expenses them if it deems there no longer is a future benefit. The Group has one software for internal use, Transportation Management System (TMS) As of December 31, 2024 and June 30, 2025, software development cost capitalized net of amortization was RMB 286,389 and RMB 282,550, respectively, which is included as property, equipment and software, net.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group does not consider that there were any uncertain tax positions as of December 31, 2024 and June 30, 2025.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”), i.e. the Group’s chief executive officer, for making decisions, allocating resources and assessing performance. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended June 30, 2024 and 2025, the Group had no dilutive securities.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Foreign currency translation and transactions

The functional currencies of the Group are the local currency of the country in which the subsidiaries operate. The reporting currency of the Group is the Renminbi (“RMB”). The results of operations and the unaudited condensed combined and consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed combined and consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited condensed combined and consolidated statements of changes in shareholder’s equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the unaudited condensed combined and consolidated statement of income and comprehensive income.

The functional currency of entities incorporated in Cayman and BVI is the U.S. dollar. The functional currency of entities incorporated in Hong Kong is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in PRC use the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

Convenience translation

Translations of amounts in the unaudited condensed consolidated balance sheet, and the related unaudited condensed combined and consolidated statements of income and comprehensive income, changes in shareholder’s equity and cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = RMB7.1636 on June 30, 2025, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying unaudited condensed combined and consolidated financial statements are unaudited.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, accounts receivable, prepayments and other receivables, accounts and other payables, due to related parties, short-term bank borrowings, taxes payable and current operating lease liabilities, approximates their recorded values due to their short-term maturities.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed combined and consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

The adoption of accounting policy and recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures intended to enhance transparency and decision usefulness of income tax disclosures. This guidance is effective for public entities for annual periods beginning after December 15, 2024 and for annual periods beginning after December 15, 2025 for all other entities, and the guidance should be applied prospectively. The Group are permitted to early adopt and can choose to apply the guidance retrospectively. When adopted, The Group expects the guidance to have an impact on disclosures only and to not have a material effect on our financial position or results of operations. The Group are still considering if the Group will apply the standard prospectively or retrospectively.

Smart Logistics Global Limited

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures intended to improve reportable segment disclosures and to enhance disclosures about significant reportable segment expenses. This guidance is effective for public entities fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and is required to be applied retrospectively to all prior periods presented. Because the amendments do not change the methodology for the identification of operating segments, the aggregation of those operating segments or the application of the quantitative thresholds to determine reportable segments, the Group do not expect the guidance to have a material effect on our financial position or results of operations.

The Group considers the applicability and impact of all accounting standards updates. Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Group’s unaudited condensed combined and consolidated financial statements.

Subsequent Events

The Group evaluates all events and transactions that occur after June 30, 2025 up through to the date when the Group issued the unaudited condensed combined and consolidated financial statements. Other than the event disclosed elsewhere and in Note 16 in the unaudited condensed combined and consolidated financial statements, there is no other subsequent event occurred that would require adjustment or disclosure in the Group’s unaudited condensed combined and consolidated financial statements.

3. Specific Risks

Currency risk

A majority of the Group’s transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Remittances in currencies other than RMB by the companies in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Group has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Concentration and credit risks

Financial instruments that potentially subject the Group to credit risks consist of cash, receivables from customers. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with banks located in Hong Kong and the PRC. As of December 31, 2024 and June 30, 2025, RMB10,522,943 and RMB3,277,379 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of RMB 730,400 (HK$ 800,000) for each depositor at one bank, while the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in the PRC are not otherwise insured. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

For the credit risk related to receivables from customers, the Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends and aging of receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2024 and June 30, 2025, allowance for credit losses were recorded at RMB89,688, respectively. The adoption of ASU 2016-13 on January 1, 2023 did not have a material impact on our consolidated financial statements and disclosures

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

3. Specific Risks (cont.)

For the six months ended June 30, 2024 and 2025, most of the Group’s assets were located in PRC. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2024 and 2025, customer A with its subsidiaries accounted for 14% and 12% of the Group’s total revenues, respectively.

Total balance of accounts receivable and contract assets generated from customer A accounted for 19% and 30% of the Group’s total balances of accounts receivable and contract assets, as of December 31, 2024 and June 30, 2025 respectively.

(b)	Major suppliers

For the six months ended June 30, 2024, supplier A and supplier B from which the Group’s purchases of transportation services accounted for 76% and 20% of the Group’s total costs of transportation service respectively. For the six months ended June 30, 2025, supplier A and supplier B from which the Group’s purchase of transportation services accounted for 96% and 1% of the Group’s total costs of services respectively.

As of June 30, 2025, balance of accounts payable generated from supplier A and supplier B are accounted for nil of the Group’s total balances of accounts payable. As of December 31, 2024, balance of accounts payable generated from supplier A accounted to 84% and supplier B accounted for nil of the Group’s total balances of accounts payable.

Supplier A and supplier B primarily assist the Group to manage and coordinate with the independent truckers for payments and administrative services. The transportation service fees are paid to truckers through the supplier A and supplier B’s services.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial conditions and results of operations. The Group is exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risks due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage the interest risk exposure.

Business and economic risk

The Group participates in the dynamic and competitive contract logistics industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations and cash flows: changes in the overall demand for services; changes in global fuel fee; changes in business offerings; competitive pressures due to existing and new service providers; changes in certain strategic relationships or customer relationships; risks associated with the Group’s ability to attract and retain employees and independent truckers necessary to support its growth and risks related to health epidemics; severe weather conditions and other outbreaks.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties and epidemic in mainland China.

Smart Logistics Global Limited

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

4. Accounts receivable, net

As of December 31, 2024 and June 30, 2025, accounts receivable, net consist of the following:

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$

Accounts receivable	15,832,671	16,457,060	2,297,317
Allowance for credit losses	(89,688)	(89,688)	(12,520)
Total accounts receivable, net	15,742,983	16,367,372	2,284,797

5. Prepayments and other current assets

As of December 31, 2024 and June 30, 2025, prepayment and other current assets consist of the following:

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Deposit and other receivables (a)	328,837	326,084	45,520
Deductible input VAT –estimated (b)	5,400,771	4,390,048	612,827
Prepayment to suppliers (c)	1,335,702	24,872,551	3,472,074
Total prepayment and other current assets	7,065,310	29,588,683	4,130,421

(a)	Deposit and other receivables included rent deposits, staff advances and other miscellaneous receivables

(b)	Deductible input VAT - estimated represented the input VAT tax on transportation services completed but not being issued of VAT invoice at the end of the year/period

(c)	Prepayment to suppliers mainly represented the prepaid diesel fuel cost and other miscellaneous prepayments

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

6. ROU assets and operating lease liabilities

As of December 31, 2024 and June 30, 2025, the Group has operating leases recorded on its unaudited condensed consolidated balance sheets for office spaces that expire on various dates through 2026. The locations are mainly in mainland China and Hong Kong. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option, if any. Payments under the Group’s lease arrangements are fixed.

Information related to operating lease activities during the six months ended June 30, 2024 and 2025 are as follows:

	For the period ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Operating lease expense from fixed payment	351,695	344,555	48,098
Short-term lease expenses	287,378	307,264	42,892
Total operating lease expenses	639,073	651,819	90,990
Cash paid for amounts included in the measurement of lease liabilities	312,163	277,386	38,722

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

6. ROU assets and operating lease liabilities (cont.)

The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of June 30, 2025:

RMB
From July 1 to December 31, 2025	90,604
For the year ending December 31, 2026	-
Thereafter	-
Total future lease payments	90,604
Less: imputed interest	(192)
Present value of lease obligations	90,412

The weighted-average discount rate used to determine the operating lease liabilities as of December 31, 2024 and June 30, 2025 was 5.00% and 5.00%, respectively, and the weighted-average remaining lease term as of December 31, 2024 and June 30, 2025 was 0.67 years and 0.17 years, respectively.

7. Property, equipment and software, net

As of December 31, 2024 and June 30, 2025, property, equipment and software, net, consisted of the following:

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Building and improvements	19,426,359	19,426,359	2,711,815
Leasehold improvements	364,349	359,430	50,175
Computer equipment	1,797,728	1,792,632	250,242
Office equipment	855,129	852,639	119,024
Transportation equipment	12,690,712	12,686,018	1,770,900
Licensed software	1,213,491	1,272,359	177,614
Construction-in-progress	22,288,563	22,464,975	3,135,990
Property, equipment and software	58,636,329	58,854,412	8,215,760
Less: accumulated depreciation and amortization	(18,841,204)	(19,663,494)	(2,744,919)
Total property, equipment and software, net	39,795,125	39,190,918	5,470,841

Depreciation and amortization expense was RMB879,121 and RMB822,290 (US$114,787) for the six months ended June 30, 2024 and 2025, respectively. The Group’s building and construction-in-progress with an aggregate carrying amount of RMB 13,441,292 and RMB13,234,160 (US$1,847,417) were pledged to bank to secure the bank loan as of December 31, 2024 and June 30, 2025 respectively, reference to short-term bank loan.

Among the construction-in-progress, there are three buildings which have been completed but are not ready for internal use and amounting to RMB13,981,477 and RMB14,157,888 (US$1,939,623) in aggregate as of December 31, 2024 and June 30, 2025, respectively. However, the property certificates have not yet been issued due to the absence of a final inspection by local authorities in China. Hence, the use of the three buildings is currently restricted.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

8. Land use rights, net

The following table summarizes the components of land use right balances.

	As of,
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Land use right	9,562,194	9,562,194	1,334,830
Less: accumulated amortization	(1,290,896)	(1,386,518)	193,550)
Land use right, net	8,271,298	8,175,676	1,141,280

Amortization expenses of the land use right for the year ended December 31, 2024 and six months ended June 30, 2025 amounted to approximately RMB 95,622 and RMB 95,622 (US$ 13,348), respectively. The Group’s land with an aggregate carrying amount of 8,271,298 and RMB 8,175,676 (US$1,141,280) were pledged to bank to secure the bank loan as of December 31, 2024 and June 30, 2025 respectively.

Description of land use right	Jinxi County Xiaxiao Highway intersection No.206 Guo Road West Yuan Gua Industrial Park
Useful life	50 years from March 5, 2018 to March 4, 2068
Area	108,823.20 square meters
Cost	RMB 9,562,194 (including 1% transaction service fee)

The future amortization for the land use right is expected to be as follows:

For the year ending December 31,	Estimated amortization expense
RMB
From July 1 to December 31, 2025	95,622
2026	191,244
2027	191,244
2028	191,244
Thereafter	7,506,322
Total	8,175,676

9. Other non-current assets and non-current liabilities

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Prepayment for long-lived assets (1)	13,101,375	13,101,375	1,828,881
Customer deposits (2)	7,409,000	7,009,000	978,419
Deferred offering costs (3)	9,025,015	10,219,794	1,426,628
Other non-current assets	29,535,390	30,330,169	4,233,928

Security deposits (4)	5,840,000	5,840,000	815,233
Other non-current liabilities	5,840,000	5,840,000	815,233

(1)	Prepayments for long-lived assets primarily consisted of prepayments for construction as of June 30, 2025. The status of the construction is still under progress.

(2)	Customer deposits represent the refundable deposits with certain customers as requested for business security purposes.

(3)	Deferred offering costs represented the IPO-related professional fees, mainly consisting of legal service fee, financial advisory fee, and underwriter fee.

(4)	Security deposits represented the deposits received from the driver for business security purposes.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

10. Short-term bank loans

	As of,
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Guaranteed by Jiangxi JB and the couple of Ms. Gong Su Fang (the legal representative of Jiangxi JB)(1)	5,000,000	5,000,000	697,973
Credit loan, no guarantee(2)	3,000,000	3,000,000	418,784
Collateralized by real estate properties of Fuzhou JB and guaranteed by Ms. Gong Su Fang (the legal representative of Jiangxi JB)(3)	13,000,000	13,000,000	1,814,730
Guaranteed by Jiangxi JB, a third-party financing guarantee company and Mr. Hue, Kwok Chiu(4)	5,000,000	5,000,000	697,973
Guaranteed by Jiangxi JB, Ms. Gong Su Fang (the legal representative of Jiangxi JB) and a third-party financing guarantee company(5)	5,000,000	5,000,000	697,973
Total	31,000,000	31,000,000	4,327,433

(1)	This bank loan will be due in December 2025.

(2)	In March 2025, the Group fully repaid RMB 3,000,000 to the bank. In the same month, the Group entered into another loan agreement with the same bank of RMB 3,000,000 (fixed interest rate of 3.3% per annum) with a term of one-year and without any guarantee.

(3)	In June 2025, the Group fully repaid RMB 13,000,000 to the bank. In the same month, the Group entered into another loan agreement with the same bank of RMB 13,000,000 (fixed interest rate of 3.3675% per annum) with a term of one-year and same guarantee terms as above.

(4)	In August 2025, the Group fully repaid RMB 5,000,000 to the bank. In the same month, the Group entered into another loan agreement with the same bank of RMB 4,900,000 (fixed interest rate of 4.9% per annum) with a term of one-year and guaranteed by Jiangxi JB, third-party supplier A and Mr. Hue Kwok Chiu.

(5)	In April 2025, the Group entered into a revolving loan agreement of RMB 5,000,000 (fixed interest rate of 3.1% per annum) with a term of one-year with a new bank.

The short-term bank loans outstanding as of December 31, 2024 and June 30, 2025 carried a weighted average interest rate of approximately 3.94% and 3.60%, respectively. The interest expenses of the short-term bank loans for the six months ended June 30, 2024 and 2025 were RMB538,644 and RMB 585,225 (US$81,694) respectively, which were included as an item under interest income, net.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of,
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Other tax payables (1)	8,757,388	8,193,320	1,143,743
Salary and welfare payables	605,694	1,017,882	142,091
Others (2)	570,359	1,994,491	278,418
Total	9,933,441	11,205,693	1,564,252

(1)	Other tax payable primarily included VAT output tax payable related to transportation service revenue after deducting VAT input tax paid for purchases, land value-added tax, and other related surcharges and fees.

(2)	Others included amounts due for legal fee, statutory audit fee, and operating expenses incurred in Jiabin HK.

12. Shareholder’s equity

Ordinary shares

The Company was established under the laws of Cayman Islands on October 8, 2020. The authorized and outstanding number of ordinary shares were 38,000,000 shares and 1 share, with a par value of HK$ 0.01 each, at both December 31, 2022 and 2023, respectively.

On February 19, 2024, a Board of Directors meeting was held regarding the increase of authorized capital. According to the approval of the Board of Directors, the authorized capital of the Company increased from HK$380,000 to HK$15,600,000, with the corresponding authorized shares increased from 38,000,000 shares to 1,560,000,000 shares.

On September 24, 2024, it was resolved in a meeting of the Board of Directors of the Company (i) that the amended and restated memorandum and articles of association of the Company be adopted to effectuate that the Company’s issued and outstanding shares be sub-divided on the basis of 1 share being divided into 100 shares, resulting in the authorized share capital of the Company be changed from HK$15,600,000 divided into 1,560,000,000 shares with a nominal or par value of HK$0.01 each to HK$15,600,000 divided into 156,000,000,000 shares with a nominal or par value of HK$0.0001 each (the “Stock Split”). As a result of the Stock Split but before the Share Subscription (as defined below), ASL Ventures Limited held 100 shares of the Company; (ii) and that the Company will issue and ASL Ventures Limited will subscribe for 39,999,900 shares of the Company with a par value of HK$0.0001 each for a cash consideration of HK$3,999.99 (the “Share Subscription”). On September 24, 2024, the resolutions of the sole shareholder of the Company, ASL Ventures Limited, was also passed to effectuate the amended and restated memorandum and articles of association of the Company, the Stock Split and Share Subscription. Accordingly, the amended and restated memorandum and articles of association of the Company was deemed adopted and the Stock Split and Share Subscription were deemed completed on September 24, 2024, and ASL Ventures Limited held 40,000,000 shares of the Company immediately afterward.

According to ASC 260, the Company has retroactively restated all shares, share associated amounts, and per share data for all periods presented. In addition, the proceeds from the Share Subscription in the amount of HK$3,999 (approximately US$500) remained outstanding and presented as subscription receivable, a contra-equity account in the unaudited condensed combined and consolidated financial statements.

Statutory reserves and restricted net assets

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC accounting standards and regulations. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB 23,853,066 and RMB 24,860,883 (US$ 3,470,445) as of December 31, 2024 and June 30, 2025, respectively. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. Such restriction amounted to approximately RMB 108 million (US$ 14.8 million) and RMB 108 million (US$15.1 million) as of December 31, 2024 and June 30, 2025, respectively. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Group.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

13. Income taxes

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholder.

British Virgin Islands

Amelia is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Jiabin HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. The Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Lawes of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax rate of 25% after appropriate tax adjustments.

The current and deferred portions of the income tax expenses included in the unaudited condensed combined and consolidated statements of income and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Current taxes	1,441,400	2,703,330	377,370
Deferred taxes	(122,779)	(382,131)	(53,343)
Income tax expenses	1,318,621	2,321,199	324,027

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

13. Income taxes (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Profit before income taxes	2,594,566	8,150,695	1,137,795
Applicable income tax rate
- Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Income tax expenses at applicable income tax rate	648,642	2,037,674	284,448
Non-deductible expenses	(14,472)	72,731	10,153
Tax effect for offshore entity’s net loss	651,414	179,668	25,081
Change in valuation allowance	33,037	31,126	4,345
Income tax expense	1,318,621	2,321,199	324,027

As of December 31, 2024 and June 30, 2025, the income tax payable was RMB 2,667,477 and RMB 1,365,801 (US$ 190,658), respectively.

(b) Deferred tax

Deferred income tax assets and liabilities are comprised the following as of December 31, 2024 and June 30, 2025:

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Unbilled transportation costs accrued	14,319,915	-	-
Contract assets	-	3,839,915	536,031
Net operating losses	556,429	588,118	82,098
Other	1,986	1,423	199
Deferred tax assets	14,878,330	4,429,456	618,328
Less: Valuation allowance	(558,415)	(589,541)	(82,297)
Deferred tax assets, net	14,319,915	3,839,915	536,031
Contract assets	(15,733,957)	-	-
Right-of use assets	(6,112)	(1,528)	(213)
Accrued interest income	(1,753,976)	(1,753,977)	(244,846)
Accrued Cost and expense	-	(4,876,409)	(680,720)
Deferred tax liabilities	(17,494,045)	(6,631,914)	(925,779)
Deferred tax liabilities, net	(3,174,130)	(2,791,999)	(389,748)

The Group evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Group considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidence to the extent it could be objectively verified.

As of December 31, 2024 and June 30, 2025, there were approximately RMB 2,218,078 and RMB 2,329,743 (US$325,219) net operating loss carry-forward, respectively, from Fuzhou Feiyi and Jiangxi JB. The net loss can be carried forward for 5 years and deduct the future profit in PRC. The Group believed that it was more likely than not that Jiangxi JB and Fuzhou Feiyi will be unable to fully utilize its deferred tax assets related to the net operating loss carry-forward in PRC. As a result, the valuation allowance of RMB 558,415 and RMB589,541 (US$82,297) was recorded against the gross deferred tax asset balance as of December 31, 2024 and June 30, 2025, respectively.

As of December 31, 2024 and June 30, 2025, the Group did not provide deferred income taxes and withholding taxes on the undistributed earnings of the PRC subsidiaries during the years presented on the basis of its at that point to permanently reinvest its PRC subsidiaries’ earnings.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

14. Related Party Transaction and Balance

(1) Due to controlling shareholder

Name of Related Party	Relationship	Nature	December 31, 2024	June 30, 2025	June 30, 2025
			RMB	RMB	US$
Mr. Hue Kwok Chiu	Sole and ultimate shareholder, Chairman and Chief Executive Officer	Advances for operational purposes	1,290,837	4,983,711	695,699

The balance represented advances from the ultimate shareholder. The balances were unsecured, non-interest bearing and repayable on demand.

On May 31, 2024, Fuzhou JB, Jiabin HK and Mr. Hue Kwok Chiu entered into a tripartite deed (the “Deed”). Upon the completion of the Deed (see below Note (2)), Jiabin HK assumes to repay RMB123.27 million and the balance was reduced to RMB11 million.

During the period ended June 30, 2025, Jiabin HK borrowed approximately RMB 3.8 million from Mr. Hue Kwok Chiu and made no repayments during the period. As of October 31, 2025, the balance payable to Mr. Hue Kwok Chiu had increased to approximately RMB 7.0 million.

(2) Shareholder borrowing

On December 14, 2023, Fuzhou JB, Mr. Hue, Kwok Chiu and Jiabin HK entered into a supplemental agreement pursuant to which it is agreed that, among other things, Mr. Hue, Kwok Chiu’s loans due to Fuzhou JB in the aggregate amount of RMB120,000,000 (US$ 16,901,647) and the carrying interests at a simple rate of 3.55% per annum will become repayable before December 31, 2024.

On May 31, 2024, Fuzhou JB, Jiabin HK and Mr. Hue Kwok Chiu entered into the Deed. Pursuant to the Deed, (i) Mr. Hue Kwok Chiu transfers his obligation under the Debt agreement to Jiabin HK, and Jiabin HK agrees to assume and repay any and all of liabilities of Mr. Hue Kwok Chiu under the Debt Agreements between Mr. Hue Kwok Chiu and Fuzhou JB in the aggregate amount of RMB120 million (US$16.5 million) and all accrued interest thereunder amounting to RMB3.27 million and (ii) Fuzhou JB agrees to seek repayment of these liabilities exclusively from Jiabin HK and not to seek repayment of any such liability from Mr. Hue Kwok Chiu. After completion of such transactions, Mr. Hue Kwok Chiu shall be deemed to have discharged his liabilities under the Debt Agreement.

On December 24, 2024, Fuzhou JB entered into a supplemental agreement pursuant to which it is agreed that, among other things, Jiabin HK’s loans due to Fuzhou JB in the aggregate amount of RMB120,000,000 (US$16,439,933) and the carrying interests at a simple rate of 3.55% per annum will become repayable before December 30, 2025.

Smart Logistics Global Limited
Notes to Unaudited Condensed Combined and Consolidated Financial Statements

15. Commitments and Contingencies

Commitments

As of December 31, 2024 and June 30, 2025, the Group had a contractual commitment of RMB 20.50 million and RMB 20.50 million, respectively under a building construction agreement with a total contractual amount of RMB 39.3 million.

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB million	RMB million	US$ million
Within 1 year	5.0	5.0	0.7
1 - 3 years	15.5	15.5	2.1
	20.5	20.5	2.8

Contingencies

As of December 31, 2024 and June 30, 2025, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s combined and consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

16. Subsequent Events

The Group evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the unaudited condensed combined financial statements are available to be issued.

New underwriter assignment

On August 14, 2025, the Company, Revere Securities LLC (the “Assignor”) and Craft Capital Management, LLC (the “Assignee”) entered into an assignment and assumption agreement (the “Assignment”) pursuant to which the Assignor irrevocably and absolutely assigns and transfers to Assignee all of Assignor’s rights and obligations as the exclusive lead and managing underwriter, as set forth in the engagement letter between the Company and the Assignor in connection with the Company’s initial public offering. Upon the effectiveness of the Assignment, the Assignee became the exclusive lead and managing underwriter while the Assignor continued to be an underwriter in connection with the Company’s initial public offering.

Completed initial public offering (IPO)

On October 16, 2025, the Company completed its initial public offering of 1,000,000 ordinary shares, at an offering price of $5.00 per share, raising gross proceeds of US$5 million. As this transaction occurred after the reporting period ended June 30, 2025, it is treated as a non-adjusting subsequent event in accordance with ASC 855. Accordingly, no adjustments have been made to the financial statements as of June 30, 2025.

Incentive Securities Plan

On October 14, 2025, the Company’s sole shareholder approved the Smart Logistics Global Limited 2025 Incentive Securities Plan (the “2025 Incentive Securities Plan”) to promote the success of the Company. Under the 2025 Equity Incentive Plan, the maximum aggregate number of ordinary shares which may be issued is 8,200,000. As of the date of this Interim Report, the Company has issued 2,000,000 ordinary shares under the 2025 Incentive Securities Plan.

On November 25, 2025, to the Company filed a Registration Statement on Form S-8 to register 8,200,000 shares reserved and available for issuance pursuant to the 2025 Incentive Securities Plan.

Share Award Agreement

On December 4, 2025, the Company issued 2,000,000 ordinary shares, par value HK$0.0001 each, to third-party consultant, under the 2025 Incentive Securities Plan.